Exhibit 99.1

Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act]

Biofrontera AG

17.03.2020

Notification of Major Holdings

1. Details of issuer

Name:	Biofrontera AG
Street:	Hemmelrather Weg 201
Postal code:	51377
City:	Leverkusen Germany
Legal Entity Identifier (LEI):	391200D6GFSVFGFQTL13

2. Reason for notification

X	Acquisition/disposal of shares with voting rights
X	Acquisition/disposal of instruments
Change of breakdown of voting rights
Other reason:

3. Details of person subject to the notification obligation

Legal entity: Maruho Co., Ltd.

City of registered office, country: Osaka, Japan

4. Names of shareholder(s)

holding directly 3% or more voting rights, if different from 3.

Maruho Deutschland GmbH

5. Date on which threshold was crossed or reached:

12 March 2020

6. Total positions

	% of voting rights attached to shares (total of 7.a.)	% of voting rights through instruments (total of 7.b.1 + 7.b.2)	Total of both in % (7.a. + 7.b.)	Total number of voting rights pursuant to Sec. 41 WpHG
New	22.74%	9.28%	32.02%	44,849,365
Previous notification	29.88%	2.14%	32.02%	/

7. Details on total positions

a. Voting rights attached to shares (Sec. 33, 34 WpHG)

ISIN	Absolute		In %
	Direct (Sec. 33 WpHG)	Indirect (Sec. 34 WpHG)	Direct (Sec. 33 WpHG)		Indirect (Sec. 34 WpHG)
DE0006046113		10,199,965		%	22.74%
Total	10,199,965		22.74%

b.1. Instruments according to Sec. 38 (1) no. 1 WpHG

Type of instrument	Expiration or maturity date	Exercise or conversion period	Voting rights absolute	Voting rights in %
Right of reimbursement from securities loan (share loan)			3,200,000	7.14%
		Total	3,200,000	7.14%

b.2. Instruments according to Sec. 38 (1) no. 2 WpHG

Type of instrument	Expiration or maturity date	Exercise or conversion period	Cash or physical settlement	Voting rights absolute	Voting rights in %
Subscription right on mandatory convertible bond 2020/2024	31.03.2020	until 31.03.2020	Physical	478,570	1.07%
Subscription right on mandatory convertible bond 2020/2026	31.03.2020	until 31.03.2020	Physical	478,570	1.07%
			Total	957,140	2.14%

8. Information in relation to the person subject to the notification obligation

Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.).
X	Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity:

Name	% of voting rights (if at least 3% or more)		% of voting rights through instruments (if at least 5% or more)		Total of both (if at least 5% or more)
Maruho Co. Ltd.		%		%		%
Maruho Deutschland GmbH	22.74%		9.28%		32.02%

9. In case of proxy voting according to Sec. 34 para. 3 WpHG

(only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG)

Date of general meeting:

Holding total positions after general meeting (6.) after annual general meeting:

Proportion of voting rights		Proportion of instruments		Total of both
	%		%		%

10. Other explanatory remarks:

Date

16 March 2020

17.03.2020 The DGAP Distribution Services include Regulatory Announcements,

Financial/Corporate News and Press Releases.

Archive at www.dgap.de

Language:	English
Company:	Biofrontera AG
Hemmelrather Weg 201
51377 Leverkusen
Germany

Internet:	www.biofrontera.com